SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

NEXTEST SYSTEMS CORPORATION

(Name of Subject Company (Issuer))

TERADYNE, INC.

NAC EQUIPMENT CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001

(Title of Class of Securities)

653339101

(CUSIP Number of Class of Securities)

Eileen Casal, Esq.

600 Riverpark Drive

North Reading, Massachusetts 01864

(978) 370-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Jay E. Bothwick

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$409,579,060	$12,575

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $20.00 per share by the number of shares of common stock, par value $0.001 per share (“Shares”), of Nextest Systems Corporation (“Nextest”) outstanding on a fully diluted basis as of December 11, 2007 as represented by Nextest in the Agreement and Plan of Merger, dated as of December 11, 2007, among Teradyne, Inc. (“Teradyne”), NAC Equipment Corporation (the “Offeror”) and Nextest, consisting of (a) 17,998,270 Shares issued and outstanding, (b) 1,970,283 Shares subject to issuance upon exercise of outstanding options and (c) 510,400 Shares subject to outstanding restricted stock units.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.70 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,575	Filing Party:	Teradyne, Inc. and NAC Equipment Corporation

Form or Registration No.:	Schedule TO	Date Filed:	December 21, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), originally filed with the U.S. Securities and Exchange Commission on December 21, 2007, by Teradyne, Inc., a Massachusetts corporation (“Teradyne”), and NAC Equipment Corporation, a Delaware corporation and a wholly owned subsidiary of Teradyne (“Offeror”), relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Nextest Systems Corporation, a Delaware corporation ( “Nextest”), at a price per share of $20.00, net to the seller in cash, without interest and subject to any required withholdings of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of December 11, 2007, among Teradyne, Offeror and Nextest.

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The initial offering period of the Offer expired at 12:00 midnight, New York City time, at the end of Wednesday, January 23, 2008. According to Computershare Trust Company, N.A., the depositary for the Offer, as of such time, a total of approximately 17,624,392 Shares (including Shares tendered under guaranteed delivery procedures) had been validly tendered pursuant to the Offer and not properly withdrawn, representing approximately 95.7% of all outstanding Shares. Pursuant to the terms of the Offer, Offeror has accepted for payment all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer. Payment for such Shares is expected to be made promptly.

On January 24, 2008, Teradyne and Nextest jointly issued a press release announcing the completion of the initial offering period of the Offer.

Offeror expects to acquire the remaining outstanding shares of Nextest by means of a merger of Offeror with and into Nextest, as a result of which Nextest will become a wholly owned subsidiary of Teradyne. In the merger, each outstanding Share (except for Shares purchased in the Offer and certain other shares) will be converted into the right to receive $20.00 per share in cash, without interest and subject to any required withholding of taxes. Teradyne expects to complete the merger on an expedited basis pursuant to the short-form merger procedure available under Delaware law.

The full text of the joint press release issued by Teradyne and Nextest is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“(a)(5)(F)	Joint Press Release Issued by Teradyne and Nextest, dated January 24, 2008, announcing the completion of the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2008

TERADYNE, INC.

By:	/s/ Michael A. Bradley
Name:	Michael A. Bradley
Title:	CEO and President

NAC EQUIPMENT CORPORATION

By:	/s/ Michael A. Bradley
Name:	Michael A. Bradley
Title:	President

EXHIBIT INDEX

Exhibit No.
(a)(1)(A)*	Offer to Purchase, dated December 21, 2007.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

(a)(1)(F)*	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Joint Press Release Issued by Teradyne and Nextest, dated December 12, 2007, announcing the execution of the Agreement and Plan of Merger among Teradyne, Offeror and Nextest (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Teradyne on December 12, 2007).

(a)(5)(B)*	Transcript of the Investor Call on December 12, 2007 regarding announcement of the Agreement and Plan of Merger among Teradyne, Offeror and Nextest (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Teradyne on December 12, 2007).

(a)(5)(C)*	Form of Summary Advertisement Published in the Wall Street Journal on December 21, 2007.

(a)(5)(D)*	Press Release Issued by Teradyne, dated December 21, 2007, announcing the commencement of the Offer.

(a)(5)(E)*	Joint Press Release Issued by Teradyne and Nextest, dated January 15, 2008, announcing early termination of the waiting period under the HSR Act.

(a)(5)(F)	Joint Press Release Issued by Teradyne and Nextest, dated January 24, 2008, announcing the completion of the Offer.

(d)(1)*	Agreement and Plan of Merger, dated as of December 11, 2007, among Teradyne, Offeror and Nextest (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Teradyne on December 13, 2007).

(d)(2)*	Form of Stockholders’ Agreement, dated as of December 11, 2007, entered into between Teradyne and each of Robin Adler, Howard Marshall, Tim Moriarty, James Moniz, Richard Dissly, Juan Benitez, Stephen Newberry, Eugene White and Craig Foster.

*	Previously filed.